PRANA
BIOTECHNOLOGY
Limited
ACN 080 699 065

**3 December 2007**

The following notice was dispatched to Prana shareholders today.

Suite 2, 1233 High Street Armadale
Victoria Australia 3143
Telephone: 61 3 9824 8166
Facsimile: 61 3 9824 8161

PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

30 November 2007

Dear Shareholder,

As you may be aware the company is holding its 2007 Annual General Meeting on 20 December at the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville Victoria. At that meeting, amongst other matters, the company had proposed to grant certain options to its directors and the company secretary pursuant to Resolutions 3 to 7.

These options were proposed to be exercisable at a zero exercise price but will now be proposed to be exercisable at a price of 30 cents.

Accordingly, Resolutions 3 to 7 inclusive will be proposed at the meeting on the basis that the words "exercisable for nil consideration" are deleted and "with an exercise price of 30 cents each" substituted. All references to the options being exercisable for nil consideration in the Explanatory Memorandum should be read as references to the options having a 30 cent exercise price.

We have enclosed another proxy form in the event that you may have previously sent your proxy form in and wish to alter your intentions.

I thank you for your support.

Yours sincerely,

Richard Revelins
Company Secretary

Suite 2, 1233 High Street Armadale
Victoria Australia 3143
Telephone: 61 3 9824 8166
Facsimile: 61 3 9824 8161

PRANA BIOTECHNOLOGY LTD

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# PROXY FORM

All correspondence to:
Prana Biotechnology Ltd
Suite 2, 1233 High Street
Armadale Victoria 3143
Ph: (03) 9824 8166
Fx: (03) 9824 8161

**The Prana Biotechnology Ltd annual report for financial year 2007 is now available online at www.pranabio.com or by contacting the company**

## Appointment of Proxy

I/We being members/s of Prana Biotechnology Ltd and entitled to vote hereby appoint

☐ the Chairman of the Meeting (mark with an "X") **OR** ☐ Write here the name of the person you are appointing if this person is **someone other** than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Ltd to be held at the Peppin Merino Room, Ground Floor, 369 Royal Parade, Parkville, Victoria, 3052, Australia, at 10.30am am on Thursday 20th of December, 2007 and at any adjournment of that meeting.

☐ If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions/s and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your poxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

## Voting directions to your proxy – please mark x to indicate your directions

| | | *For* | *Against* | *Abstain** |
|---|---|---|---|---|
| Resolution 1: | Re-Election of Dr. George Mihaly to Serve as a Director | | | |
| Resolution 2: | Increase of Share Pool | | | |
| Resolution 3: | Approval of Grant of Unquoted Options to Mr. Geoffrey Kempler or his nominee | | | |
| Resolution 4: | Approval of Grant of Unquoted Options to Mr. Brian Meltzer or his nominee | | | |
| Resolution 5: | Approval of Grant of Unquoted Options to Mr. Peter Marks or his nominee | | | |
| Resolution 6: | Approval of Grant of Unquoted Options to Dr. George Mihaly or his nominee | | | |
| Resolution 7: | Approval of Grant of Unquoted Options to Mr Richard Revelins or his nominee | | | |
| Resolution 8: | Change of Constitution | | | |
| Resolution 9: | Non-Binding Adoption of Remuneration Report | | | |

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

*** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

**Contact Telephone Number**

| Contact Name | Contact Daytime Telephone | Date |
|---|---|---|

**PLEASE SIGN HERE - This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

| Individual or Security holder 1 | Security holder 2 | Security holder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

**How to complete this Proxy Form**

**1 Your Name and Address**

This is your name and address as it appears on the company's share register. If this information is incorrect, please contact the Company's share registry to arrange for changes to be made.

**2 Appointment of a Proxy**

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a security holder of the Company.

**3 Votes on Items of Business**

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

**4 Appointment of a Second Proxy**

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

**5 Signing Instructions**

You must sign this form as follows in the spaces provided:

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign. |
| Joint Holding: | where the holding is more than one name, all the security holders should sign. |
| Power of Attorney: | to sign under a Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held by signing in the appropriate place. |

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained form the Company's share registry.

**Lodgement of a Proxy**

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting, by 10.30am (Melbourne, Victoria time) on Tuesday, 18 December, 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:

Registered Office
Suite 2, 1233 High Street, Armadale Victoria 3143
PO Box 8046, Armadale Victoria 3143
Ph: 03 9824 8166
Fx: 03 9824 8161

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.